May 10, 2018

By Overnight Delivery

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Rufus Decker, Accounting Branch Chief

RE:	Fuse Medical, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 6, 2018
File No. 000-10093

Dear Mr. Decker:

On behalf of Fuse Medical, Inc., a Delaware corporation (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 27, 2018, providing the Staff’s comments with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

We appreciate the comments of the Staff and the opportunity to respond. For the convenience of the Staff, the Staff’s comments are included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Company. Any terms capitalized herein but not otherwise defined have the meaning ascribed to them in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 9A. Controls and Procedures, page 25

1.	We note that your chief executive officer and your chief financial officer, with the participation of your board, believe that your disclosure controls and procedures, as of December 31, 2017, are significantly improved since December 31, 2016. Please provide your conclusion as of December 31, 2017 regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. The conclusion should specify if the disclosure controls and procedures are ‘effective’ or ‘not effective’ as of December 31, 2017.

Response: The Company acknowledges the Staff’s comment. The Company is currently completing its analysis of its internal control over financial reporting on the basis of the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control – Integrated Framework (the “COSO Framework”), which the Company anticipates will be completed on or before June 1, 2018. Until that analysis is complete, the Company cannot reach a conclusion on the effectiveness of its disclosure controls and procedures, as internal control over financial reporting is a subset of disclosure controls and procedures. The Company intends to file an amendment to the Form 10-K as soon as reasonably practicable following the completion of its analysis and resolution of the comments from the Staff to reflect the above-requested revisions.

1565 North Central Expressway, Suite 220

Richardson, TX 75080

Office: 469.862.3030 Facimile: 469.862.3035

www.fusemedical.com

2.	Please provide management’s annual report on internal control over financial reporting pursuant to the requirements in Item 308 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company is currently completing its analysis of its internal control over financial reporting on the basis of the COSO Framework, which the Company anticipates will be completed on or before June 1, 2018. Until that analysis is complete, the Company cannot reach a conclusion on the effectiveness of its internal control over financial reporting. The Company intends to file an amendment to the Form 10-K as soon as reasonably practicable following the completion of its analysis and resolution of the comments from the Staff to reflect the above-requested revisions.

Changes in Internal Control of Financial Reporting, page 25

3.	We note that you integrated your functions with the operations of CPM in 2017. Please identify and disclose any material changes in your internal control over financial reporting or provide a statement to the effect that, other than the changes noted in regard to the integration of functions, there were no other changes in internal control over financial reporting.

Response:

Effective January 1, 2017, the Company relocated its finance and accounting operations from an off-site location in Wellington, Florida, to the CPM Medical Consultants, LLC headquarters located in Richardson, Texas. Prior to that time, the Chief Financial Officer was the sole finance and accounting employee of the Company.

Prior to January 1, 2017, the Company had limited internal controls and procedures over financial reporting. The Company’s Chief Financial Officer initiated all financial transactions, including banking, and payroll processing without evidence of review, approval or oversite. The Company’s books and records did not have monthly closings, reconciliations, or appropriate analysis.

Effective with the relocation of the Company’s finance and accounting operations, the Company’s books and records became subject to the standard operating procedures and internal controls and procedures over financial reporting, including, but not limited to, segregation of duties, banking dual controls, monthly accounting closes and reconciliations with appropriate review and approvals.

Note 3. Acquisition, page F-13

4.	Your disclosure in the third paragraph of Note 3 indicates that you recognized goodwill of $820,000 in connection with the transaction in which NC 143 acquired 5 million shares of common stock for a purchase price of $400,000 and RMI acquired 4 million shares of common stock for $320,000. Since NC 143 or RMI did not individually acquire control of the Company in this transaction or could be considered the accounting acquirer, please tell us why believe this transaction represents a business combination in which goodwill should be recognized. Refer to the guidance in ASC 805-10-25.

Response: As detailed in a separate section of this response letter, the Company’s management believes that there has been change of control on December 19, 2016 when NC 143 and RMI acquired shares of the Company that resulted in the two parties acquiring a total of 61% of the beneficial ownership interest in the Company’s voting stock. A business combination consistent with the guidance at ASC 805-10-25 has occurred on December 19, 2016 because a change in control was effected on this date.

The Company considered guidance at ASC 805-50-30-5, which provides guidance on accounting for the transfer of assets or exchange of shares between entities under common control with respect to recording of the goodwill in connection with the acquisition of the common stock of Fuse by NC 143 and RMI on December 19, 2016. Per ASC 805-50-30-5, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

The receiving entity in the context of ASC 805-50-30-5 is CPM. Fuse’s total shares outstanding at December 19, 2016 were 15,890,808 shares with a fair value of $0.08 each, indicating an enterprise fair value of approximately $1,271,000. The carrying value of the net assets of the Company at December 19, 2016 was approximately $451,000. The difference between Fuse’s enterprise fair value of $1,271,000 and the carrying value of the net assets indicated that goodwill of approximately $820,000 existed at this date. As noted at ASC 805-50-30-5, if the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control. NC 143 and RMI paid a price of $0.08 for each share acquired and this is their cost basis. Thus, recording of goodwill of $820,000 based on the difference between the enterprise fair value and the carrying value if its net assets of $451,000 on the December 19, 2016 gives effect to the requirement of recording the net assets of Fuse at the historical cost of CPM.

5.	Your disclosure indicates that the CPM Acquisition Agreement provides for earn-out payments to NC 143 subject to certain sales and profitability targets being met by the Company for years after 2017, and the fair value of the earn-out was recorded at $19,244,543 at the effective date of the merger. Please revise to explain in further detail the significant terms of the earn-out arrangement including an estimate of the range of possible outcomes. Refer to the disclosure requirements outlined in ASC 805-30-50-1(c). Also, your disclosures on page F-9 explaining how you valued the earn-out obligation are general and do not provide much insight into how the fair value of this obligation was determined. Please explain in further detail the methods and assumptions that were used to determine the fair value of this obligation at the acquisition date.

Response: ASC 805-30-50-1 (c) require the following disclosures related to contingent consideration arrangements:

(i)	The amount recognized as of the acquisition date;

(ii)	A description of the arrangement and the basis for determining the amount of the payment; and

(iii)	An estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. If the maximum amount of the payment is unlimited, the acquirer shall disclose that fact.

We will incorporate the following disclosures in our amendment to the Form 10-K.    In connection with the CPM Acquisition, the Company recorded a $19,244,543 liability related to the Earn-Out portion of the purchase consideration. The earn-out payments are based on the financial performance of the Company between the period from January 1, 2018 and December 31, 2034. The base amount of the earn-out is $16,000,000, with an additional bonus payment of $10,000,000. The payments of the base and bonus earn-out amounts are subject to the Company meeting certain earning thresholds as detailed on the purchase agreement. The earn-out payments during the earn-out period specified above ranges from $0 to $26,000,000.

The fair value of the Earn-Out liability was calculated using a Monte Carlo simulation, which was then applied to estimated Earn-Out payments with a discount rate of 4%. To determine the fair value of the Earn-Out liability, the Company’s management evaluates assumptions that require significant judgment. Significant assumption used for estimating the earn-out liability included gross margins of approximately 48%, net income margins averaging 9% per year, revenue growth of approximately 5% over a forecast horizon period of 11 years.

6.	Please explain how you considered the guidance in ASC 805-10-55-24 and 805-10-55-25 in determining that the earn-out payment should not be accounted for as profit sharing or compensation expense in your financial statements since the earn-out payments will benefit Mark W. Brooks, your principal shareholder, President, and Chairman of the Board of Directors.

Response: The Company considered the guidance at ASC 805-10-55-24 and the indicators noted at ASC 805-10-55-25 in determining if the earn-out liability payments were to be treated contingent consideration associated with the CPM acquisition or if there to be treated a separate transaction from the business combination.

(i)	Per ASC 805-10-55-25 (a), a contingent consideration arrangement in which payments are automatically forfeited if employment terminates is compensation for post-combination services. The payment of earn-out liability is not subject to the continued employment of Mr. Brooks, and thus the earn-out payout, when made in future periods, will not be accounted as compensation payments.

(ii)	Per ASC 805-10-55-25 (c), situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined entity may indicate that the contingent payments are additional consideration rather than compensation. Managements believes that Mr. Brooks’ base compensation before earn-out payments is commensurate with his business experience and expertise, customer relationships and his overall skillset. Since Mr. Brooks’ compensation is at a reasonable level in comparison to other key employees, the earn-out payments represent consideration associated with the CPM acquisition rather than compensation for services.

(iii)	ASC 805-10-55-25 (f) notes that if the initial consideration transferred at the acquisition date is based on the low end of a range established in the valuation of the acquiree and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional consideration. The total CPM purchase consideration consisted of the issuance of Fuse’s Company stock, which is the initial consideration and is this considered to be the low end of the range of values, with the earn-out payments serving as the remainder of the consideration. This indicates that the earn-out payments are additional purchase consideration.

(iv)	ASC 805-10-55-25 (g) indicates that if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree. The earn-out payments are based on a formula that is derived from the earnings of the Company indicating that the earn-out should be treated as additional purchase consideration.

In addition to the indicators noted above, the Company’s management considered the fact that CPM made payments to Mr. Brooks in the form of owner distributions for years 2016 and 2017 but began making salary payments for the period after January 1, 2018.    Since Mr. Brooks began to receive salary payment beginning in the immediate period after the effective date of the CPM Acquisition, this fact supports management assertion that the earn-out liability is not intended to be compensation for services but the salary paid to Mr. Brooks is the compensation for services which is commensurate with Mr. Brooks’ experience.

7.	You indicate in the first paragraph on page F-9 that adjustments to the earn-out liability may occur as a result of changes in your estimates and any adjustments to the liability will be recorded as a non-cash gain or loss to additional paid-in-capital. Please explain why your adjustments to the earn-out liability will not be reflected in your earnings pursuant to the guidance in ASC 805-30-35-1(b).

Response: The earn-out liability, which represented contingent consideration associated with the CPM Acquisition is recorded as a liability. This liability is subject to re-measurement to fair value at each reporting date until the contingency is resolved and the changes in fair value should be recognized in the income statement at each reporting period since the arrangement is not subject to a hedging instrument. This treatment is consistent with guidance at ASC 805-30-35-1 (b). We agree that ASC 805-30-35-1(b) requires prospective changes to the contingent consideration to be recorded in earnings. We will incorporate this disclosure in our amendment to the Form 10-K.

Note 11. Related Party Transactions

CPM Acquisition, page F-22

8.	Your disclosure in Note 11 indicates that because NC 143 and RMI had combined majority control of your issued and outstanding common stock and they jointly have the power to appoint a majority of the members of your Board, the CPM acquisition was accounted for as a reverse acquisition of an entity under common control. Given that both NC 143 and RMI each owned less than a majority of your common shares at the date of CPM acquisition and therefore neither entity individually controlled the Company at this date, please explain in further detail why you believe it was appropriate to account for the merger with CPM as a merger of entities under common control. Refer to the guidance outlined in ASC 805-50-15.

Response: While the acquisition of the common stock of Fuse by NC143 and RMI does not fit into any one the non-exhaustive list of examples common control acquisition noted at ASC 850-50-15, management believes that there has been a change in control on December 19, 2016 even though neither one of these parties obtained majority control of the Company in an individual capacity. Per ASC 805-10-25 a business combination has occurs when an entity obtains control of an acquiree. Per ASC 850-50-20, control of an entity is usually evidenced by a controlling financial interest. As a general rule, ownership by one entity, directly or indirectly, of over 50% of the outstanding voting shares of another entity represents a controlling financial interest and thus control of an entity. The Company also considered guidance at EITF 02-5.

In EITF 02-5, the FASB staff noted that the SEC staff indicated that common control exists between, or among, separate entities when “a group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists” among other indicators of control.

In connection with the acquisition of shares representing 61% of the beneficial ownership interests of Fuse by NC 143 and RMI (collectively the “Investors”) in December 19, 2016, the Investors entered into a voting agreement (“Voting Agreement”) under which the signors were bound to vote collectively on resolutions noted in the voting agreement. This Voting Agreement represents the contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert as referenced by the SEC staff noted in EITF 02-5. The Voting Agreement included a majority determination clause which required that any determination made by the Investors or the Key Holders (who represented certain other non-controlling interest holders) under the agreement shall be made pursuant to the determination of the holders of a majority of all the shares owned by the respective class at the time of such determination. As such, the Investors or the Key Holders vote as a block. Mr. Brooks controls the Investor block. While there is no agreement that grants Mr. Brooks the right to vote Mr. Reeg’s shares on matters requiring a complete shareholder vote, the clear majority of the decisions the Company and Board will make are controlled by the Board. Since the majority determination clause effectively cedes control of the Investor class to Mr. Brooks by Mr. Brooks owning the majority of the shares within this class, and because collectively the Investors own greater than 50% of the voting interests of the Company, there has been a change in control event on December 19, 2016. Additionally, the merger was treated as the merger of entities under common control since NC 143 which is controlled Mr. Brooks was the sole member of CPM.

The assumption that Mr. Brooks controls the Investor voting block is supported by the following additional factors:

(i)	Messrs. Brooks and Mr. Reeg are invested in multiple ventures outside of the Company and have generally worked together to further their economic interests in a collaborative manner in a relationship that spans over twenty years;

(ii)	Mr. Reeg was appointed the chief executive officer of Fuse immediately following the December 19, 2016 transaction indicating that Messrs. Brooks and Reeg would continue to work in their common interests;

(iii)	The 8-K filing associated with the December 19, 2016 transaction noted that there was a change in control and this conclusion is also noted in the 10-K filings that followed; and

(iv)	The stock purchases made by Messrs. Brooks and Reeg were contemporaneous, indicating that the two investors worked together.

To summarize, the majority determination clause in the Voting Agreement has the effect of granting Mr. Brooks the majority vote and control of the Company’s voting interests thus resulting in a change of control at December 19, 2016.

In addition to our response to the aforementioned questions, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact Christopher C. Reeg, our Chief Executive Officer, at (972) 331-5883 or at CReeg@fusemedical.com.

Sincerely, Fuse Medical, Inc.

/s/ Christopher C. Reeg Christopher C. Reeg Chief Executive Officer